

June 10, 2011

Via Facsimile
Ricardo H. Rosa
Chief Financial Officer
Transocean Ltd.
Chemin de Blandonnet 10
1214 Vernier, Geneva
Switzerland CH-1214

      Re: **Transocean Ltd.**
              Form 10-K for Fiscal Year Ended December 31, 2010
              Filed February 28, 2011
              Proxy Statement on Schedule 14A
              Filed April 1, 2011
              Response Letter Dated May 13, 2011
              File No. 0-53533

Dear Mr. Rosa:

      We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Financial Statements, page 68

Note 2 – Significant Accounting Policies, page 76

Property and equipment, page 78

1.   We have read your response to prior comment six in our letter dated April 29, 2011. To help us better understand your accounting policy for renewals, replacements and improvements, please identify for us, and in your filing as appropriate, any criteria or thresholds that you utilize in evaluating whether expenditures are capitalized or expensed as incurred. For example, address whether you have established a minimum estimated useful life (or incremental useful life as it relates to expenditures that extend the useful life of your assets), in conjunction with other criteria, as part of your capitalization policy. In addition, please tell us how you have considered quantifying in the critical accounting policies section of your filing the amount of expenditures capitalized where the judgments, assumptions and estimates regarding capitalization were significant, and any other relevant information (e.g., the types of significant items capitalized), to help financial statements users fully understand the impact from your accounting policy.

Proxy Statement on Schedule 14A

Fiscal 2010 Business Highlights, page P-34

2.   We note your response to prior comment 9 from the letter dated April 29, 2011 and reissue the comment in part. Please revise your disclosure to provide the basis for your statements referenced in the prior comment 9, including further disclosure provided in your response to comments 9 through 15 and the comments that follow.

Safety Performance, page P-45

3.   We note your response to prior comment 13 from the letter dated April 29, 2011. While we understand that TPSR is a proprietary measure, please revise your disclosure to provide sufficient information for shareholders to understand how you calculate this measure. For example, provide examples of the relative severity values assigned to certain incidents, including those involving fatalities. Disclose the 2010 TPSR for the Deepwater Horizon as compared to the TPSR for your other approximately 120 rigs. Revise your disclosure to include the information found in your response regarding how the 35.4 TPSR for 2010 resulted in the payout percentage of 67.4%.

4.   We note your response to prior comment 15 from the letter dated April 29, 2011. Revise your disclosure to include the information found in your response. In addition, we note from your response that the compensation committee based its decision to override the

safety performance measure in 2009 on the fact that the 4 fatalities occurred in a narrow timeframe in four different operating regions of the world. Please clarify further in your disclosure how the compensation committee distinguished the 2008 and 2009 incidents from those that occurred on the Deepwater Horizon in 2010 in determining to not override the TPSR portion of the safety performance measure in 2010.

You may contact Jennifer O'Brien at (202) 551-3721 or Michael Fay at (202) 551-3812 if you have questions regarding comments on the financial statements and related matters. Please contact Douglas Brown at (202) 551-3265, Anne Nguyen Parker, Branch Chief at (202) 551-3611, or me at (202) 551-3740 with any other questions.

Sincerely,

/s/ H. Roger Schwall

H. Roger Schwall
Assistant Director